

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2023

Shannon Okinaka
Chief Financial Officer
Hawaiian Holdings Inc
3375 Koapaka Street, Suite G-350
Honolulu, HI, 96819

      Re: Hawaiian Holdings Inc
           Form 10-K for the Fiscal Year ended December 31, 2022
           Filed February 15, 2023
           File No. 001-31443

Dear Shannon Okinaka:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Energy & Transportation